UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Tax Register (CNPJ/MF) 02.429.144/0001- 93 – Company’s Register (NIRE) 35.300.186.133

ANNUAL GENERAL MEETING

CONVENING NOTICE

Pursuant to Article 124 of Law 6,404/1976 (“Corporate Law”), the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to attend the Annual General Meeting (“Meeting”) to be held on April 29, 2014 at 10:00 a.m. at the Company’s registered offices at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city and state of São Paulo, to deliberate on the following Day’s Agenda:

a)       To take cognizance of the Management accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Opinion of the Fiscal Council for the fiscal year ending December 31, 2013;

b)       To approve the proposal for allocation of the net income for the fiscal year 2013 and the distribution of dividends;

c)       To approve the number of members to sit on the Board of Directors pursuant to the provision in Article 15, caption sentence of the Corporate Bylaws;

d)      To elect the effective members and their alternates to sit on the Board of Directors;

         e)      To elect the effective members and alternates to the Fiscal Council;

f)       To establish the compensation of the Company’s Management; and

g)      To establish the fees of the members of the Fiscal Council.

General Instructions:

1. The holders of common shares issued by the Company are permitted to participate in the Meeting provided they are registered in the Book Entry Shares Register of the share depositary institution – Banco do Brasil S.A., and bearing the following documents: (i)  natural person – identity document with a photograph; (ii)  corporate entity – identity document with photograph of the legal representative of the shareholder, accompanied by a certified copy or original of the articles of incorporation as well as documentation substantiating identification as legal representative of the corporate entity (minutes of the election of the board of executive officers); and (iii)  a shareholder constituted as an investment fund – identity document with photograph of the legal representative of the investment fund administrator (or its portfolio manager, as the case may be), together with a certified copy or original of the Fund Regulations and the Bylaws or Articles of Association of its administrator (or portfolio manager as the case may be), together with the minutes of the election of the legal representative.

2. Any shareholder may appoint a proxy to attend the Meeting and vote on their behalf. In the event of representation by proxy, the shareholder must comply with Article 126 of the Corporate Law, delivering the following documents: (i)  Proxy Instrument (Power of Attorney) granting special powers of representation at the Meeting; (ii)  Bylaws or Articles of Association and the minutes of the election of the Management, should the shareholder be a legal entity and (iii)  Identity document with a photograph of the Proxy (Attorney-in-Fact).

3. To facilitate procedures for holding the Meeting, the Company requests shareholders submit proxy instruments and documents of representation at least 24 (twenty-four) hours prior to the Meeting, pursuant to caption sentence to Article Art. 12 of the Company’s Bylaws. Shareholders attending the Meeting bearing the required documents will be permitted to participate and vote despite not having submitted the documents prior to the Meeting.

4.  Pursuant to Instruction 165/91 of the Brazilian Securities and Exchange Commission (“CVM”) with wording amended by CVM Instruction 282/98, the minimum percentage of the voting capital to request the adoption of the multiple voting process in the election of the members of the Board of Directors is 5% (five percent). This entitlement must be exercised by shareholders at least 48 (forty-eight) hours prior to the Meeting, pursuant to Paragraph 1, Article 141 of the Corporate Law.

5. All documents pertaining to matters for resolution at the Meeting pursuant to Article 6 of CVM Instruction 481/09 are available to shareholders as from this date at the registered offices of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br)  and the U.S. Securities and Exchange Commission (www.sec.gov).

São Paulo, March 28, 2014.

Murilo Cesar L. S. Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.